Exhibit 99.3
Form of Release to Stock Exchanges

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2024 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2024	2024	2023	2024	2023	2024
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	40,986	39,315	38,994	80,300	76,927	153,670
Other income, net	712	838	632	1,551	1,193	4,711
Total Income	41,698	40,153	39,626	81,851	78,120	158,381
Expenses
Employee benefit expenses	21,564	20,934	20,796	42,498	41,577	82,620
Cost of technical sub-contractors	3,190	3,169	3,074	6,359	6,198	12,232
Travel expenses	458	478	439	936	901	1,759
Cost of software packages and others	3,949	3,455	3,387	7,404	6,106	13,515
Communication expenses	169	147	179	316	361	677
Consultancy and professional charges	451	445	387	895	734	1,726
Depreciation and amortization expenses	1,160	1,149	1,166	2,310	2,339	4,678
Finance cost	108	105	138	214	228	470
Other expenses	1,396	1,250	1,292	2,645	2,546	4,716
Total expenses	32,445	31,132	30,858	63,577	60,990	122,393
Profit before tax	9,253	9,021	8,768	18,274	17,130	35,988
Tax expense:
Current tax	3,146	2,998	2,491	6,144	4,798	8,390
Deferred tax	(409)	(351)	62	(760)	172	1,350
Profit for the period	6,516	6,374	6,215	12,890	12,160	26,248
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	78	20	(64)	98	23	120
Equity instruments through other comprehensive income, net	(9)	14	40	5	40	19
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	(21)	(3)	23	(24)	29	11
Exchange differences on translation of foreign operations	560	(104)	5	456	21	226
Fair value changes on investments, net	86	40	(20)	126	55	144
Total other comprehensive income/(loss), net of tax	694	(33)	(16)	661	168	520
Total comprehensive income for the period	7,210	6,341	6,199	13,551	12,328	26,768
Profit attributable to:
Owners of the company	6,506	6,368	6,212	12,874	12,157	26,233
Non-controlling interests	10	6	3	16	3	15
	6,516	6,374	6,215	12,890	12,160	26,248

Total comprehensive income attributable to:
Owners of the company	7,190	6,337	6,196	13,527	12,328	26,754
Non-controlling interests	20	4	3	24	–	14
	7,210	6,341	6,199	13,551	12,328	26,768

Paid up share capital (par value 5/- each, fully paid)	2,072	2,072	2,070	2,072	2,070	2,071
Other equity *#	86,045	86,045	73,338	86,045	73,338	86,045
Earnings per equity share (par value 5/- each)**
Basic (in per share)	15.71	15.38	15.01	31.09	29.38	63.39
Diluted (in per share)	15.68	15.35	14.99	31.02	29.34	63.29

*	Balances for the quarter and half year ended September 30, 2024 and quarter ended June 30, 2024 represent balances as per the audited Balance Sheet as at March 31, 2024 and balances for the quarter and half year ended September 30, 2023 represent balances as per the audited Balance Sheet as at March 31, 2023 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter and half year ended September 30, 2024, quarter ended June 30, 2024 and quarter and half year ended September 30, 2023.
#	Excludes non-controlling interest

1. Notes pertaining to the current quarter

a) The audited interim condensed consolidated financial statements for the quarter and half year ended September 30, 2024 have been taken on record by the Board of Directors at its meeting held on October 17, 2024. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. Those interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Update on employee stock grants

The Board, on October 17, 2024, based on the recommendations of the Nomination and Remuneration Committee, approved grant of 22,880 RSUs to six eligible employees under the 2015 Stock Incentive Compensation Plan w.e.f November 1, 2024. The RSUs would vest equally over a period of two to four years and the exercise price will be equal to the par value of the share.

c) Update on acquisition

On July 17, 2024, Infosys Germany GmBH acquired 100% voting interests in in-tech Holding GmbH, leading provider of Engineering R&D services headquartered in Germany, for a consideration of EUR 465 million (4,213 crore).

2. Information on dividends for the quarter and half year ended September 30, 2024

The Board of Directors declared an interim dividend of 21/- per equity share. The record date for the payment is October 29, 2024.The interim dividend will be paid on November 8, 2024. The interim dividend declared in the previous year was 18/- per equity share.

   (in )

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2024	2024	2023	2024	2023	2024
Dividend per share (par value 5/- each)
Interim dividend	21.00	–	18.00	21.00	18.00	18.00
Final dividend	–	–	–	–	–	20.00
Special dividend	–	–	–	–	–	8.00

3. Audited Consolidated Balance Sheet

(in crore)

Particulars	As at
	September 30, 2024	March 31, 2024
ASSETS
Non-current assets
Property, plant and equipment	11,780	12,370
Right of use assets	6,692	6,552
Capital work-in-progress	505	293
Goodwill	10,191	7,303
Other Intangible assets	3,254	1,397
Financial assets
Investments	9,962	11,708
Loans	25	34
Other financial assets	3,450	3,105
Deferred tax assets (net)	556	454
Income tax assets (net)	3,864	3,045
Other non-current assets	2,060	2,121
Total non-current assets	52,339	48,382
Current assets
Financial assets
Investments	7,432	12,915
Trade receivables	32,013	30,193
Cash and cash equivalents	21,799	14,786
Loans	255	248
Other financial assets	12,688	12,085
Income tax assets (net)	2,418	6,397
Other current assets	12,926	12,808
Total current assets	89,531	89,432
Total Assets	141,870	137,814

EQUITY AND LIABILITIES
Equity
Equity share capital	2,072	2,071
Other equity	88,391	86,045
Total equity attributable to equity holders of the Company	90,463	88,116
Non-controlling interests	367	345
Total equity	90,830	88,461

Liabilities
Non-current liabilities
Financial liabilities
Lease liabilities	6,336	6,400
Other financial liabilities	2,011	2,130
Deferred tax liabilities (net)	1,686	1,794
Other non-current liabilities	177	235
Total non-current liabilities	10,210	10,559

Current liabilities
Financial liabilities
Lease liabilities	2,468	1,959
Trade payables	3,841	3,956
Other financial liabilities	17,988	16,959
Other Current Liabilities	10,706	10,539
Provisions	1,436	1,796
Income tax liabilities (net)	4,391	3,585
Total current liabilities	40,830	38,794
Total equity and liabilities	141,870	137,814

The disclosure is an extract of the audited Consolidated Balance Sheet as at September 30, 2024 and March 31, 2024 prepared in compliance with the Indian Accounting Standards (Ind-AS).

4. Audited Consolidated Statement of Cash Flows

(in crore)

Particulars	Half-year ended September 30,
	2024	2023
Cash flow from operating activities
Profit for the period	12,890	12,160
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	5,384	4,970
Depreciation and amortization	2,310	2,339
Interest and dividend income	(1,257)	(1,006)
Finance cost	214	228
Impairment loss recognized / (reversed) under expected credit loss model	95	206
Exchange differences on translation of assets and liabilities, net	(298)	(1)
Stock compensation expense	420	279
Provision for post sale client support	26	168
Other adjustments	876	732
Changes in assets and liabilities
Trade receivables and unbilled revenue	(2,735)	(1,751)
Loans, other financial assets and other assets	(233)	(251)
Trade payables	(147)	(661)
Other financial liabilities, other liabilities and provisions	1,078	(768)
Cash generated from operations	18,623	16,644
Income taxes paid	(2,165)	(4,538)
Net cash generated by operating activities	16,458	12,106
Cash flows from investing activities
Expenditure on property, plant and equipment and intangibles	(968)	(1,299)
Deposits placed with corporation	(579)	(636)
Redemption of deposits placed with corporation	357	439
Interest and dividend received	1,217	973
Payment towards acquisition of business, net of cash acquired	(3,155)	-
Payment of contingent consideration pertaining to acquisition of business	–	(59)
Other receipts	5	127
Payments to acquire Investments
Tax free bonds and government bonds	(2)	–
Liquid mutual fund units	(33,517)	(33,038)
Certificates of deposit	(1,885)	(2,179)
Commercial Papers	(2,227)	(2,903)
Non-convertible debentures	(1,051)	(104)
Other Investments	(17)	(5)
Proceeds on sale of Investments
Liquid mutual funds	34,012	31,292
Certificates of deposit	3,970	4,912
Commercial Papers	7,135	1,254
Non-convertible debentures	1,030	875
Government securities	200	299
Net cash generated / (used in) from investing activities	4,525	(52)
Cash flows from financing activities:
Payment of lease liabilities	(1,190)	(920)
Payment of dividends	(11,592)	(7,246)
Loan repayment of in-tech Holding GmbH	(985)	–
Payment of dividend to non-controlling interest of subsidiary	(2)	(2)
Shares issued on exercise of employee stock options	3	3
Other receipts	–	20
Other payments	(265)	(334)
Net cash used in financing activities	(14,031)	(8,479)
Net increase / (decrease) in cash and cash equivalents	6,952	3,575
Effect of exchange rate changes on cash and cash equivalents	61	(35)
Cash and cash equivalents at the beginning of the period	14,786	12,173
Cash and cash equivalents at the end of the period	21,799	15,713
Supplementary information:
Restricted cash balance	407	365

The disclosure is an extract of the audited Consolidated Statement of Cash flows for the half year ended September 30, 2024 and September 30, 2023 prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting.

5. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2024	2024	2023	2024	2023	2024
Revenue by business segment
Financial Services (1)	11,156	10,816	10,705	21,971	21,366	42,158
Retail (2)	5,446	5,428	5,913	10,873	11,426	22,504
Communication (3)	4,879	4,744	4,463	9,622	8,904	17,991
Energy, Utilities, Resources and Services	5,546	5,220	4,957	10,767	9,846	20,035
Manufacturing	6,424	5,778	5,574	12,201	10,924	22,298
Hi-Tech	3,266	3,147	3,053	6,414	6,109	12,411
Life Sciences (4)	3,004	2,866	3,050	5,871	5,799	11,515
All other segments (5)	1,265	1,316	1,279	2,581	2,553	4,758
Total	40,986	39,315	38,994	80,300	76,927	153,670
Less: Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	40,986	39,315	38,994	80,300	76,927	153,670
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)	2,860	2,612	2,579	5,472	5,124	9,324
Retail (2)	1,768	1,751	1,674	3,519	3,303	6,882
Communication (3)	892	796	1,035	1,688	2,019	3,688
Energy, Utilities , Resources and Services	1,435	1,557	1,352	2,992	2,642	5,523
Manufacturing	1,297	1,006	1,033	2,303	2,005	4,197
Hi-Tech	794	814	788	1,608	1,590	3,153
Life Sciences (4)	614	611	799	1,226	1,501	2,898
All other segments (5)	149	290	180	439	320	760
Total	9,809	9,437	9,440	19,247	18,504	36,425
Less: Other Unallocable expenditure	1,160	1,149	1,166	2,310	2,339	4,678
Add: Unallocable other income	712	838	632	1,551	1,193	4,711
Less: Finance cost	108	105	138	214	228	470
Profit before tax and non-controlling interests	9,253	9,021	8,768	18,274	17,130	35,988

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Notes on segment information

Business segments

Based on the "management approach" as required by Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

6. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2024	2024	2023	2024	2023	2024
Revenue from operations	34,257	33,283	32,629	67,540	64,440	128,933
Profit before tax	9,407	8,128	8,517	17,535	16,663	35,953
Profit for the period	6,813	5,768	6,245	12,581	12,202	27,234

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone financial statements as stated.

By order of the Board for Infosys Limited
Bengaluru, India	Salil Parekh
October 17, 2024	Chief Executive Officer and Managing Director

The Board has also taken on record the consolidated results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2024, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2024	2024	2023	2024	2023	2024
	Audited	Audited	Audited	Audited	Audited	Audited
Revenues	4,894	4,714	4,718	9,608	9,334	18,562
Cost of sales	3,400	3,259	3,271	6,659	6,481	12,975
Gross profit	1,494	1,455	1,447	2,949	2,853	5,587
Operating expenses	461	461	447	923	892	1,753
Operating profit	1,033	994	1,000	2,026	1,961	3,834
Other income, net	85	101	77	186	145	568
Finance cost	13	13	17	26	28	56
Profit before income taxes	1,105	1,082	1,060	2,186	2,078	4,346
Income tax expense	327	318	309	644	603	1,177
Net profit	778	764	751	1,542	1,475	3,169
Earnings per equity share *
Basic (in $ per share)	0.19	0.18	0.18	0.37	0.36	0.77
Diluted (in $ per share)	0.19	0.18	0.18	0.37	0.36	0.76
Total assets	16,928	17,270	15,689	16,928	15,689	16,523
Cash and cash equivalents and current investments	3,488	3,022	2,805	3,488	2,805	3,321

*	EPS is not annualized for the quarter and half year ended September 30, 2024, quarter ended June 30, 2024 and quarter and half year ended September 30, 2023.

Certain statements in this release concerning our future growth prospects, our future financial or operating performance, the McCamish cybersecurity incident and the related review and notification process are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid working model, economic uncertainties and geo-political situations, technological disruptions and innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, the amount of any additional costs, including indemnities or damages or claims, resulting directly or indirectly from the McCamish cybersecurity incident and the outcome and effect of pending litigation. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2024. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.